Exhibit 99.1

EQUITY DISTRIBUTION AGREEMENT

July 29, 2020

CANACCORD GENUITY CORP.

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Canaccord Genuity LLC
99 High Street, 11th Floor
Boston, Massachusetts 02110

JEFFERIES SECURITIES, INC.

161 Bay Street, Suite 2600

Toronto, Ontario M5J 2S1

JEFFERIES LLC
520 Madison Avenue

New York, New York 10022

Ladies and Gentlemen:

Aphria Inc., a company amalgamated under the laws of the Province of Ontario, Canada (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell from time to time through Canaccord Genuity Corp. (“Canaccord”), Jefferies Securities, Inc. (“Jefferies” and with Canaccord, the “Canadian Agents”), Canaccord Genuity LLC (“Canaccord USA”) and Jefferies LLC (“Jefferies USA” and the Canaccord USA, the “US Agents” and the Canadian Agents and US Agents, each an “Agent”, and together, the “Agents), as sales agent and/or principal, the Company’s common shares, without par value (the “Common Shares”), having an aggregate offering price of up to US$100,000,000 on the terms set forth in this agreement (this “Agreement”).

Section 1. DEFINITIONS

(a)               Certain Definitions. For purposes of this Agreement, capitalized terms used herein and not otherwise defined shall have the following respective meanings:

“Affiliate” of a Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first- mentioned Person. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Amendments” means the amendments to NI 44-102 announced by the Canadian Securities Administrators on June 4, 2020 which come into force on August 31, 2020.

“Agency Period” means the period commencing on the date of this Agreement and expiring on the earliest to occur of (x) the date on which the Agents shall have placed the Maximum Program Amount pursuant to this Agreement and (y) the date this Agreement is terminated pursuant to Section 7.

“Commission” means the United States Securities and Exchange Commission.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

“Exemption” means the exemptive relief decision dated January 21, 2020 obtained by the Company pursuant to National Policy 11-203 – Process for Exemptive Relief Applications in Multiple Jurisdiction providing relief from certain Canadian Securities Laws with respect to the offering of Common Shares hereunder, which is to be effective until August 31, 2020, the date upon which the Amendments come into force.

“Issuance Amount” means the aggregate Sales Price of the Shares to be sold by the Agents pursuant to any Issuance Notice.

“Issuance Notice” means a written notice delivered to any of the Agents by the Company in accordance with this Agreement in the form attached hereto as Exhibit A that is executed by its Chief Executive Officer or Chief Financial Officer.

“Issuance Notice Date” means any Trading Day during the Agency Period that an Issuance Notice is delivered pursuant to Section 3.(b)(i).

“Issuance Price” means the Sales Price less the Selling Commission.

“Maximum Program Amount” means Common Shares with an aggregate Sales Price of US$100,000,000.

“Person” means an individual or a corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

“Sales Price” means the actual sale execution price of each Share placed by any of the Agents pursuant to this Agreement.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

“Selling Commission” means up to three percent (3.0%) of the gross proceeds of Shares sold pursuant to this Agreement, or as otherwise agreed between the Company and the Agents with respect to any Shares sold pursuant to this Agreement.

“Settlement Date” means the second business day following each Trading Day during the period set forth in the Issuance Notice on which Shares are sold pursuant to this Agreement, when the Company shall deliver to either Agent the amount of Shares sold on such Trading Day and such Agent shall deliver to the Company the Issuance Price received on such sales.

“Shares” shall mean the Company’s Common Shares issued or issuable pursuant to this Agreement.

“Trading Day” means any day on which the TSX or the U.S. Market is open for trading.

“TSX” means the Toronto Stock Exchange.

“U.S. Market” means the Nasdaq Global Select Market or such other United States securities exchange on which the Common Shares, including any Shares, are then listed.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to, and agrees with, the Agents that as of (1) the date of this Agreement, (2) each Issuance Notice Date, (3) each Settlement Date, (4) each Triggering Event Date and (5) as of each Time of Sale (each of the times referenced above is referred to herein as a “Representation Date”), except as may be disclosed in the Prospectus (including any documents incorporated by reference therein and any supplements thereto) on or before a Representation Date:

(a)               Registration Statement. The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”), in the Province of Quebec and in each of the territories of Canada, a preliminary short form base shelf prospectus dated November 13, 2019 (the “Quebec/Territories Preliminary Base Prospectus”) and, in all other provinces (together, with the Province of Quebec and the territories of Canada, the “Canadian Qualifying Jurisdictions”), an amended and restated preliminary short form base prospectus dated November 13, 2019 amending and restating the preliminary short form base shelf prospectus dated August 23, 2019 (the “Canadian Preliminary Base Prospectus”) and a final short form base shelf prospectus dated November 22, 2019, in respect of an aggregate of up to US$500,000,000 in certain securities of the Company, including the Common Shares (collectively, the “Shelf Securities”) in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, “Canadian Securities Laws”). The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued (a “Receipt”) (i) on behalf of the regulators in the Province of Quebec and the territories of Canada for the Quebec/Territories Preliminary Base Prospectus, (ii) on behalf of Reviewing Authority and the regulators in the provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island and Saskatchewan for the Canadian Preliminary Base Prospectus, and (iii) on behalf of Reviewing Authority and the regulators in each of the Canadian Qualifying Jurisdictions for the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated November 22, 2019 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102” and together with NI 44-101, the “Canadian Shelf Procedures”). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares, to be filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws; “Canadian Prospectuses” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus; and a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release this filed by the Company on SEDAR. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus in accordance with the terms of the Exemption and the Amendments following August 31, 2020.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission (the “MJDS”), a registration statement on Form F-10 (File No. 333-233426) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Registration Statement at the time it originally became effective is herein called the “Original Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, to the U.S. Base Prospectus relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectuses” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus.

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and “Prospectuses” means, collectively, the Canadian Prospectuses and the U.S. Prospectuses. Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the Base Prospectuses, the Prospectuses (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the Base Prospectuses or the Prospectuses, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the Base Prospectuses or the Prospectuses shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference therein or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the Base Prospectuses, the Prospectuses, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectuses (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectuses, as the case may be.

(b)               Compliance with Registration Requirements. The Company meets the general eligibility requirements for the use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Reviewing Authority has issued the Receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. Subsequent to the issuance of the Receipt for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed with the Canadian Qualifying Authorities, except for any document filed with the Canadian Qualifying Authorities subsequent to the date of such Receipt in the form heretofore delivered to the Agents or made available to Agents on SEDAR. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Company has been issued or made by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been initiated or are pending or, to the best of the Company’s knowledge, are contemplated or threatened by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority, and any request made to the Company on the part of any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority for additional information has been complied with.

The Original Registration Statement has been declared effective by the Commission under the Securities Act. At the time of filing the Registration Statement the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act. The Company has complied to the Commission’s satisfaction with all requests of the Commission for additional or supplemental information. Any amendment or supplement to the Registration Statement or the U.S. Prospectus required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Company, threatened by the Commission. No order preventing or suspending the use of the U.S. Base Prospectus, the U.S. Prospectus Supplement, the U.S. Prospectuses or any Free Writing Prospectus (as defined below) has been issued by the Commission. Copies of all filings made by the Company under the Securities Act and all documents that were filed with the Commission have either been delivered to the Agents or made available to the Agents on EDGAR. Copies of all filings made by the Company under the Canadian Securities Laws that were filed or furnished with the Commission have either been delivered to the Agents or made available to the Agents on EDGAR. For the purposes of this Agreement, the “Applicable Time” means, with respect to any Common Shares, the time of sale of such Common Shares pursuant to this Agreement.

The Canadian Prospectuses, at the time of filing thereof with the Canadian Qualifying Authorities, complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectuses, as amended or supplemented, as of its date, did not, and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The representations and warranties set forth in the immediately two preceding sentences do not apply to statement in or omissions from the Canadian Prospectuses, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly used therein. The U.S. Prospectuses, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectuses, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations.

The U.S. Prospectuses when filed complied in all material respects with the Securities Act and, if filed with the Commission through EDGAR (except as may be permitted by Regulation S-T under the Securities Act), were identical to the copy thereof delivered to the Agents for use in connection with the issuance and sale of the Shares.

Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at all subsequent times, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date of this Agreement, the U.S. Prospectuses and any Free Writing Prospectus considered together (collectively, the “Time of Sale Information”) did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Prospectuses, as amended or supplemented, as of its date and at all subsequent times, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the U.S. Prospectuses, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by the Agents expressly for use therein, it being understood and agreed that the only such information furnished by the Agents to the Company consists of the information described in Section 6 below. There are no contracts or other documents required to be described in the U.S. Prospectuses or to be filed as exhibits to the Registration Statement which have not been described or filed as required. The Registration Statement and the offer and sale of the Shares as contemplated hereby meet the requirements of Rule 415 under the Securities Act and comply in all material respects with said rule.

(c)               Ineligible Issuer Status. The Company is not an “ineligible issuer” in connection with the offering of the Shares pursuant to Rules 164, 405 and 433 under the Securities Act. Any Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act. Each Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act including timely filing with the Commission or retention where required and legending, and each such Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the issuance and sale of the Shares did not, does not and will not include any information that conflicted, conflicts with or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein. Except for the Free Writing Prospectuses, if any, and electronic road shows, if any, furnished to the Agents before first use, the Company has not prepared, used or referred to, and will not, without the Agents’ prior consent, prepare, use or refer to, any Free Writing Prospectus in connection with the offering contemplated under this Agreement.

(d)               Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectuses, at the time they were or hereafter are filed with the Commission or the Canadian Qualifying Authorities, and any Free Writing Prospectus or amendment or supplement thereto, complied and will comply in all material respects with the requirements of the Exchange Act and Canadian Securities Laws and, when read together with the other information in the Prospectuses, at the time the Registration Statement and any amendments thereto become effective and at each Settlement Date, do not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the immediately preceding sentence does not apply to statements in or omissions from such documents, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by the Agents expressly for use therein, it being understood and agreed that the only such information furnished by the Agents to the Company consists of the information described in Section 6 below.

(e)               Forward Looking Statements. With respect to forward-looking information contained or incorporated by reference in the Registration Statement and the Prospectuses: (i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information; (iii) all future-oriented financial information and each financial outlook: (A) presents fully, fairly and correctly in all material respects the then-expected results of the operations for the periods covered thereby; and (B) is based on assumptions that are reasonable in the circumstances; and (iv) is limited, in the Company’s reasonable judgment, to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated.

(f)                Statistical and Market-Related Data. The statistical, demographic and market-related data included in the Registration Statement and the Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate in all material respects or represent the Company’s good faith estimates that are made on the basis of data derived from such sources.

(g)               Disclosure Controls and Procedures; Deficiencies in or Changes to Internal Control Over Financial Reporting. The Company and the Subsidiaries, on a consolidated basis, have established and maintain disclosure controls and procedures (as defined in Canadian Securities Laws and applicable U.S. securities laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws and applicable U.S. securities laws is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Laws and applicable U.S. securities laws and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws and applicable U.S. securities laws is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Company for effectiveness in accordance with Canadian Securities Laws and applicable U.S. securities laws; and (iii) are effective in all material respects to perform the functions for which they were established.

(h)               This Agreement. This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, except as rights to indemnification hereunder may be limited by Applicable Law (as defined below) subject to the general qualifications that: (i) enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors’ rights generally; (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; (iii) the equitable or statutory powers of courts having jurisdiction to stay proceedings before them and the execution of judgments; (iv) rights to indemnity and contribution hereunder may be limited under Applicable Law; (v) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under Applicable Law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court; and (vi) enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under Applicable Law.

(i)                 Authorization of the Shares. The Shares have been duly authorized for issuance and sale pursuant to this Agreement and, upon receipt of the Issuance Price, when issued and delivered by the Company pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and the issuance and sale of the Shares is not subject to any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Shares.

(j)                 No Applicable Registration or Other Similar Rights. Except for the registration rights agreement, dated as of April 23, 2019, by and among the Company, Jefferies LLC, J.P. Morgan Securities LLC and Canaccord Genuity LLC, there are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or the Prospectuses or included in the offering contemplated by this Agreement, except for such rights as have been duly waived.

(k)               No Material Adverse Change. Subsequent to the respective dates as of which information is contained in the Registration Statement and the Prospectuses, except as disclosed in the Registration Statement and the Prospectuses, (i) neither the Company nor any of the Subsidiaries has incurred any liabilities, direct or contingent, including without limitation any losses or interference with its business from fire, explosion, flood, earthquakes, accident or other calamity, whether or not covered by insurance, or from any strike, labor dispute or court or governmental action, order or decree, that are material, individually or in the aggregate, to the Company and the Subsidiaries, taken as a whole, or has entered into any transactions material, individually or in the aggregate, to the Company’s business and operations on a consolidated basis, not in the ordinary course of business, (ii) there has not been any material decrease in the capital stock or any material increase in any short-term or long-term indebtedness of the Company or the Subsidiaries, or any payment of or declaration to pay any dividends or any other distribution with respect to the Company, and (iii) there has not been any material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the properties, business, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole (each of clauses (i), (ii) and (iii), a “Material Adverse Change”).

(l)                 Independent Accountants. PricewaterhouseCoopers LLP, who have expressed their opinion with respect to the financial statements, including the related notes thereto, contained in the Registration Statement and Prospectuses, are independent auditors with respect to the Company and the Subsidiaries as required under applicable Canadian Securities Laws and within the applicable rules and regulations adopted by the Commission and as required by the Securities Act. There has never been a reportable event (within the meaning National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)) between the Company and PricewaterhouseCoopers LLP. The responsibilities and composition of the audit committee of the Company’s board of directors (the “Audit Committee”) comply with, and the audit committee operates in accordance with, National Instrument 52-110 - Audit Committees and the applicable requirements of the TSX and the U.S. Market.

(m)             Preparation of the Financial Statements. The consolidated financial statements and related notes of the Company and the Subsidiaries contained or incorporated by reference in the Registration Statement and the Prospectuses (the “Company Financial Statements”) (i) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis throughout the periods involved, except as may be expressly stated in the notes thereto, (ii) contain no material misrepresentations and present fairly in all material respects, the financial condition of the Company on a consolidated basis as at the date thereof and the results of the operations and cash flows of the Company on a consolidated basis for the periods then ended and (iii) contain and reflect adequate provisions or allowance for all reasonably anticipated material liabilities, expenses and losses of the Company on a consolidated basis that are required to be disclosed in such financial statements in accordance with IFRS. There has been no material change in accounting policies or practices of the Company since May 31, 2019, other than as provided for under IFRS. The financial information of the Company included in the Registration Statement and the Prospectuses has been prepared on a basis materially consistent with the books and records of the Company and presents fairly in all material respects the consolidated financial position, results of operations, deficit and cash flow of the Company, respectively, as at the dates and for the periods indicated. Other than the financial statements contained or incorporated by reference in the Registration Statement and the Prospectuses, no other financial statements or supporting schedules would have been required to be included in the Registration Statement and the Prospectuses under National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards and NI 51-102 under the Canadian Securities Laws.

(n)               Disclosure Obligations. The Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and U.S. Securities Laws and has filed all documents required to be filed by it with the Canadian Qualifying Authorities and the Commission under applicable Canadian Securities Laws and U.S. Securities Laws, and no document has been filed on a confidential basis with the Canadian Qualifying Authorities that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws or U.S. Securities Law contained, as at the date of filing thereof, a misrepresentation.

(o)               Incorporation and Good Standing. The Company and each of the Subsidiaries (i) has been duly organized or formed, as the case may be, is validly existing and is in good standing under the laws of its jurisdiction of organization, (ii) has all requisite power and authority to carry on its business and to own, lease and operate its properties and assets as described in the Registration Statement and the Prospectuses and (iii) is duly qualified or licensed to do business and is in good standing as a foreign corporation, partnership or other entity as the case may be, authorized to do business in each jurisdiction in which the nature of such businesses or the ownership or leasing of such properties requires such qualification, except, in each instance, where the failure to do so or to be so would not, individually or in the aggregate, have a material adverse effect on (A) the properties, business, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, (B) the ability of the Company or any Subsidiary to perform its obligations in all material respects under this Agreement, (C) the validity or enforceability of this Agreement, or (D) the consummation of the issuance and sale of the Shares (each material adverse effect described in clauses (A) – (D), a “Material Adverse Effect”).

(p)               Subsidiaries. Each material corporation, partnership or other entity in which the Company, directly or indirectly through any of its subsidiaries, owns more than fifty percent (50%) of any class of equity securities or interests is listed on Schedule B attached hereto (the “Subsidiaries”). Other than the Subsidiaries, the Company has no direct or indirect subsidiary nor any investment in any person which is material to the business and affairs of the Company or which otherwise is required to be disclosed in the Registration Statement and the Prospectuses.

(q)               Capitalization and Other Capital Matters. The authorized, issued and outstanding capital of the Company is as set forth in the Prospectuses under the caption “Consolidated Capitalization” (other than for subsequent issuances, if any, pursuant to employee benefit plans described in the Prospectuses or upon the exercise of outstanding options described in the Prospectuses). The Common Shares (including the Shares) conform in all material respects to the description thereof contained in the Prospectuses. All of the issued and outstanding Common Shares have been duly authorized and validly issued, are fully paid and nonassessable and have been issued in compliance with the Business Corporations Act (Ontario). None of the outstanding Common Shares was issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Company or any of the Subsidiaries other than those described in the Prospectuses. The description of the Company’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Prospectuses fairly presents in all material respects the information required to be shown with respect to such plans, arrangements, options and rights.

(r)                Stock Exchange Listing. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the U.S. Market and the TSX and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from the U.S. Market or the TSX, nor has the Company received any written notification that the Commission, the Reviewing Authority, the U.S. Market or the TSX is contemplating terminating such registration or listing.

(s)                Non-Contravention of Existing Instruments; No Further Authorizations or Approvals Required. Neither the Company nor any of the Subsidiaries is (i) in violation of its articles of incorporation, by-laws or other organizational documents (the “Charter Documents”); (ii) in violation of any U.S., Canadian or foreign federal, state, provincial, or local statute, law (including, without limitation, common law) or ordinance, or any judgment, decree, rule, regulation, order or injunction (collectively, “Applicable Law”) of any U.S. or non-U.S. federal, state, provincial, local or other governmental or regulatory authority, governmental or regulatory agency or body, court, arbitrator or self-regulatory organization (including Health Canada) or any comparable federal, provincial, state, municipal, local or foreign governmental bodies in Canada or any other country, in each case with jurisdiction over the Company or the Subsidiaries) (each, a “Governmental Authority”), applicable to any of them or any of their respective properties; or (iii) in breach of or default under any bond, debenture, note, loan or other evidence of indebtedness, indenture, mortgage, deed of trust, lease or any other agreement or instrument to which any of them is a party or by which any of them or their respective property is bound (collectively, the “Existing Instruments”), except, in the case of clauses (ii) and (iii) for such violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Existing Instruments are in full force and effect and are legal, valid and binding obligations, other than as disclosed in the Registration Statement and the Prospectuses. There exists no condition that, with the passage of time or otherwise, would constitute (a) a violation of such Charter Documents or Applicable Law, (b) a breach of or default or a “Debt Repayment Triggering Event” (as defined below) under any Existing Instruments. As used herein, a “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of the Subsidiaries or any of their respective properties. Neither the execution, delivery or performance of this Agreement nor the consummation of the sales of the Shares hereunder (including the use of proceeds from the sale of the Shares as described in the Prospectuses under the caption “Use of Proceeds”) will conflict with, violate, constitute a breach of or a default (with the passage of time or otherwise) or a Debt Repayment Triggering Event under, or result in the imposition of a lien on any assets of the Company or any of the Subsidiaries, the imposition of any penalty or a Debt Repayment Triggering Event under or pursuant to (i) the Charter Documents, (ii) any Existing Instrument, (iii) any Applicable Law or (iv) any order, writ, judgment, injunction, decree, determination or award binding upon or affecting the Company. No consent, approval, authorization, order, filing, qualification or registration of or with any Governmental Authority or third party is required for execution, delivery or performance of this Agreement or the consummation of the sale of the Shares hereunder, except such (i) those that have been granted or made, as the case may be, that are in full force and effect and (ii) as may be required under the Canadian Securities Laws or U.S. federal or state securities or “blue sky” laws applicable to the purchase and sale of the Shares hereunder.

(t)               No Material Actions or Proceedings. Except as otherwise disclosed in the Prospectuses, there is no action, claim, suit, demand, hearing, notice of violation or deficiency, or proceeding pending or, to the knowledge of the Company or any of the Subsidiaries, threatened in writing by Governmental Authorities or threatened in writing by others that would, individually or in the aggregate, have a Material Adverse Effect or adversely affect the consummation of the transactions contemplated by this Agreement.

(u)              Intellectual Property Rights. Except as disclosed in the Prospectuses, to the Company’s knowledge: (i) the Company and the Subsidiaries own, or have obtained valid and enforceable licenses for, the inventions, patent applications, patents, trademarks, trade names, service names, copyrights, trade secrets and other intellectual property described in the Prospectuses as being owned or licensed by them (collectively, “Intellectual Property”) necessary for the conduct of its business in all material respects; and (ii) there is no U.S. or Canadian patent that to the knowledge of the Company contains claims that dominate or may dominate any Intellectual Property or that interferes with any such Intellectual Property except, in the case of clause (ii), as would not have a Material Adverse Effect. Except as disclosed in the Prospectuses, the Company is not obligated to pay a material royalty grant or license, or provide other material consideration to any third party in connection with the Intellectual Property. Except as disclosed in the Prospectuses and other than trademark oppositions which arise in the normal course of trademark prosecution, there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others: (A) challenging the Company’s rights in or to any Intellectual Property; (B) challenging the validity, enforceability or scope of any Intellectual Property; or (C) asserting that the Company or any of the Subsidiaries infringes or otherwise violates, or would, upon the commercialization of any product or service described in the Prospectuses as under development, infringe or violate, any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others. The Company and the Subsidiaries have complied, in all material respects, with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or any Subsidiary, and all such agreements are in full force and effect.

(v)              All Necessary Permits, etc. Each of the Company and the Subsidiaries possess all licenses, permits, certificates, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all Governmental Authorities (including Health Canada), presently required or necessary to own or lease, as the case may be, and to operate its properties and to carry on its businesses as now conducted as described in the Registration Statement and the Prospectuses (“Permits”), except where the failure to possess such Permits would not, individually or in the aggregate, have a Material Adverse Effect; each of the Company and the Subsidiaries has fulfilled and performed all of its obligations with respect to any such Permits, except where the failure to have fulfilled or performed such Permits would not, individually or in the aggregate, have a Material Adverse Effect; no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination of any such Permit or has resulted, or after notice or lapse of time would, except where such revocation, termination or impairment would not, individually or in the aggregate, have a Material Adverse Effect result, in any other material impairment of the rights of the holder of any Permit; and none of the Company or the Subsidiaries has received or has any reason to believe it will receive any notice of any proceeding relating to revocation or modification of any Permit, except, in each instance, as described in the Registration Statement and the Prospectuses or except where such revocation or modification would not, individually or in the aggregate, have a Material Adverse Effect.

(w)             Title to Properties. Each of the Company and the Subsidiaries has good, marketable and valid title to all real property owned by it and good title to all personal property owned by it and good and valid title to all leasehold estates in real and personal property being leased by it, free and clear of any security interests, mortgages, liens, encumbrances, equities, adverse claims and other defects, except as disclosed in the Prospectuses or as would not reasonably be expected, individually or in the aggregate, to materially affect the value of such property or interfere with the use thereof. All Existing Instruments to which the Company or any of the Subsidiaries is a party or by which any of them is bound are valid and enforceable against each of the Company or such Subsidiary, as applicable, and are valid and enforceable against the other party or parties thereto and are in full force and effect (A) with only such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect and (B) except that the enforcement thereof may be subject to (i) bankruptcy, insolvency, winding-up, arrangement, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(x)               Tax Law Compliance. All Tax (as hereinafter defined) returns required to be filed by the Company and each of the Subsidiaries have been filed and all such returns are true, complete and correct in all material respects. All material Taxes that are due from the Company and the Subsidiaries have been paid other than those (i) currently payable without penalty or interest or (ii) being contested in good faith and by appropriate proceedings and for which adequate accruals have been established in accordance with IFRS, applied on a consistent basis throughout the periods involved. To the knowledge of the Company, after due inquiry, there are no actual or proposed Tax assessments against the Company or any of the Subsidiaries that would, individually or in the aggregate, have a Material Adverse Effect. The accruals on the books and records of the Company and the Subsidiaries in respect of any material Tax liability for any period not finally determined are adequate to meet any assessments of Tax for any such period. For purposes of this Agreement, the term “Tax” and “Taxes” shall mean all U.S., Canadian and other non-U.S. federal, state, provincial, local and taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto.

(y)               Company Not an “Investment Company.” The Company has been advised of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Investment Company Act”); as of the date hereof and, after giving effect to the sale of the Shares hereunder and the application of the proceeds therefrom as described under “Use of Proceeds” in the Prospectuses, each of the Company and the Subsidiaries is not and will not be, individually or on a consolidated basis, an “investment company” that is required to be registered under the Investment Company Act.

(z)               Insurance. Except as disclosed in the Prospectuses, each of the Company and the Subsidiaries are insured against such losses and risks and in such amounts as are commercially reasonable, and customary in the businesses in which they are engaged. All policies of insurance insuring the Company or any of the Subsidiaries or their respective businesses, assets, employees, officers and directors are, in full force and effect. The Company and the Subsidiaries are in compliance with the terms of such policies and instruments in all material respects, and there are no claims by the Company or any of the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not, individually or in the aggregate, have a Material Adverse Effect.

(aa)            No Price Stabilization or Manipulation; Compliance with Regulation M. The Company has not taken, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) whether to facilitate the sale or resale of the Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M or Canadian Securities Laws. The Company acknowledges that the Agents may engage in passive market making transactions in the Shares on the U.S. Market in accordance with Regulation M. The Common Shares are “actively traded securities” (as defined in Regulation M).

(bb)           FINRA Matters. All of the information provided to the Agents or to counsel for the Agents by the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to Financial Industry Regulatory Authority, Inc. (“FINRA”) pursuant to FINRA Rules 5110, 5190 and 5121 is true, complete and correct. Neither the Company nor, to the Company’s knowledge, any of its Affiliates, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, or is a person associated with any member firm of FINRA. The Company meets the requirements for use of Form F-10 under the Securities Act specified in FINRA Rule 5110(b)(7)(C)(ii).

(cc)            No Unlawful Contributions or Other Payments. Except as otherwise disclosed in the Prospectuses, neither the Company nor any of the Subsidiaries nor, to the best of the Company’s knowledge, any employee or agent of the Company or any Subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, state or foreign office in violation of any law or of the character required to be disclosed in the Registration Statement and the Prospectuses.

(dd)           Compliance with Environmental Laws. Each of the Company and the Subsidiaries is (i) in compliance with any and all applicable Canadian federal, state and local laws and regulations relating to health and safety, or the pollution or the protection of the environment or hazardous or toxic substances of wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received and is in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct its respective businesses and (iii) has not received notice of, and is not aware of, any actual or potential liability for damages to natural resources or the investigation or remediation of any disposal, release or existence of hazardous or toxic substances or wastes, pollutants or contaminants, in each case except where such non-compliance with Environmental Laws, failure to receive and comply with required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any of the Subsidiaries has been named as a potentially responsible party under Canadian Environmental Laws requiring the Company or any of the Subsidiaries to investigate or remediate any pollutants or contaminants, except where such requirements would not, individually or in the aggregate, have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business.

(ee)            ERISA Compliance; Employee Plans. Neither the Company, nor the Subsidiaries is subject to the standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”) with respect to each “pension plan” (as defined in Section 3(2) of ERISA), which the Company, the Subsidiaries sponsors or maintains, or with respect to which it has (or within the last three years had) any obligation to make contributions. Each material plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or the Subsidiaries for the benefit of any current or former director, officer or employee of the Company or any Subsidiary, as applicable (the “Employee Plans”), has been maintained in all material respects in accordance with its terms in all material respects and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(ff)              Brokers. Except as otherwise disclosed in the Prospectuses, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(gg)           Rating Agencies. No “nationally recognized statistical rating organization” (as that term is used in Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) to retain any rating assigned to the Company or any of the wholly owned Subsidiaries or to any securities of the Company or any of the wholly owned Subsidiaries or (ii) has indicated to the Company that it is considering (A) the downgrading, suspension, or withdrawal of, or any review (or of any potential or intended review) for a possible change in, any rating so assigned (including, without limitation, the placing of any of the foregoing ratings on credit watch with negative or developing implications or under review with an uncertain direction) or (B) any change in the outlook for any rating of the Company or any of the wholly owned Subsidiaries or any securities of the Company or any of the wholly owned Subsidiaries.

(hh)            Compliance with Laws. Except as disclosed in the Registration Statement and the Prospectuses, each of the Company, the Subsidiaries and, to the knowledge of the Company, their respective directors, officers and employees: (A) is in full compliance with all applicable statutes, rules, regulations, ordinances, orders, decrees and guidances including, without limitation the Cannabis Act (Canada) (the “Cannabis Act”); (B) has not received any correspondence or notice from any Governmental Authority (including Health Canada) alleging or asserting material unrectified noncompliance with any Applicable Law or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Law (collectively, “Authorizations”); (C) possesses all Authorizations required for the conduct of its business in the markets in which it operates, and such Authorizations are valid and in full force and effect, and the Company, the Subsidiaries and, to the knowledge of the Company, all directors, officers and employees of each are not in violation of any term of any such Authorization; (D) has not received notice of any pending or threatened claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Authority (including Health Canada) alleging that any operation or activity of the Company, the Subsidiaries or, to the knowledge of the Company, any of their directors, officers and/or employees is in violation of any Applicable Law or Authorizations and has no reason to believe that any such Governmental Authority is considering any such claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action; (E) has not received notice that any Governmental Authority has taken, is taking, or intends to take action to limit, suspend, modify or revoke any material Authorizations and has no reason to believe that any such Governmental Authority is considering taking or would have reasonable grounds to take such action; and (F) has, or has had on its behalf, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Law or Authorizations and to keep its licenses that are described or referred to in the Registration Statement and the Prospectuses in good standing and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission). Other than as disclosed in the Prospectus and Registration Statement, neither the Company nor any Subsidiary has received any notice or communication from Health Canada (or similar Governmental Authority) alleging a material unrectified defect, an issue requiring an unrectified recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Company or any Subsidiary and, to the Company’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company or any Subsidiary in respect of any products supplied or sold by the Company or any Subsidiary. All product research and development activities, quality assurance, quality control, testing, and research and analysis activities, conducted by the Company and each Subsidiary in connection with their business is conducted in accordance Applicable Law. Each individual employed by or associated with Company and the Subsidiaries in a key position required to hold security clearance under the Cannabis Act (Canada) and Cannabis Regulations thereunder in order to maintain any material Authorizations holds, or is in the process of securing, such clearance, and in the event of any failure by any such individual to obtain a required security clearance, the Company will ensure the prompt removal of such individual from the applicable key position. The Company and each Subsidiary is not aware of any circumstance that would affect such security clearances.

(ii)               Foreign Corrupt Practices Act. None of the Company or any Subsidiary or, to the knowledge of the Company, any director, officer, employee or any agent or other person acting on behalf of the Company or any Subsidiary has, in the course of its actions for, or on behalf of, the Company or any Subsidiary (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any domestic government official, “foreign official” (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the “FCPA”) or employee from corporate funds; (iii) violated or is in violation, of any provision of the FCPA, the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any other or any applicable non-U.S. anti-bribery statute or regulation; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, such foreign official or employee; and the Company and the Subsidiaries, and, to the knowledge of the Company, its and their other affiliates have conducted their businesses in compliance with the FCPA and CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

(jj)              Money Laundering Laws. The operations of the Company and the Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority or any arbitrator involving the Company or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(kk)            Cannabis Licenses. The Company has provided the Agents with copies of all material documents and correspondence relating to the licenses issued pursuant to the Cannabis Act, as applicable (the “Cannabis Licenses”), to the Company and any Subsidiary. The Company and the Subsidiaries are in compliance, in all material respects, with the terms and conditions of all such Cannabis Licenses and all other licenses, permits and authorizations required in connection with their respective businesses and the Company and each Subsidiary expects to obtain, maintain and/or renew, as applicable, such Cannabis Licenses or any other required license, authorization or permit. The transactions contemplated herein (including the proposed use of proceeds from the offering of the Shares) are not expected to have any adverse impact on the Cannabis Licenses or require the Company or any Subsidiary to obtain any new license under the Cannabis Act or any other Applicable Law. The Company and the Subsidiaries have obtained all material permits or licenses required in connection with their respective businesses as currently conducted, including the Cannabis Licenses.

(ll)              Sanctions. Neither the Company nor the Subsidiaries nor, to the Company’s knowledge, after due inquiry, any director, officer, agent, employee or Affiliate of the Company or any of the Subsidiaries or other person acting on their behalf is currently subject to any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), Canadian government (including the Office of the Superintendent of Financial Institutions (Canada) pursuant to the Special Economic Measures Act (Canada)), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”); and the Company will not directly or indirectly use the proceeds from the sale of the Shares, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that currently is the subject to any Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as initial purchaser, advisor, investor or otherwise) of Sanctions.

(mm)          Sarbanes-Oxley. There is and has been no failure on the part of the Company and the Subsidiaries or any of the officers and directors of the Company or any of the Subsidiaries, in their capacities as such, to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(nn)            Canadian Reporting Issuer. The Company is a reporting issuer (or equivalent thereof) in each Canadian Qualifying Jurisdiction and is not on the list of defaulting reporting issuers maintained by the applicable authorities in each such Canadian Qualifying Jurisdiction that maintains such a list. The Company has not filed any confidential material changes reports which remain confidential at the date hereof.

(oo)            Cybersecurity. The Company and the Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems and Data”) are adequate for, and operate and perform in all respects as required in connection with the operation of the business of the Company and the Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to have a Material Adverse Effect. The Company and the Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data, including “Personal Data,” used in connection with their businesses. “Personal Data” means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by the European Union General Data Protection Regulation; (iv) any information which would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act; and (v) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation. There have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and the Subsidiaries have been and are presently in compliance with all Applicable Law, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data, including Personal Data, and to the protection of such IT Systems and Data, including Personal Data, from unauthorized use, access, misappropriation or modification, except as would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Change.

(oo)            U.S. Criminal Laws. Neither the Company nor any of the Subsidiaries has engaged in any direct or indirect dealings or transactions in violation of U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeering Influenced and Corrupt Practices Act or the Travel Act. No action, suit or proceeding by or before any Governmental Authority involving the Company or any of the Subsidiaries with respect to Applicable Law is pending or, to the knowledge of the Company, threatened.

(pp)            No Illegal Cannabis Activities. Neither the Company nor any of the Subsidiaries nor, to the Company’s knowledge, any director, officer or employee acting on behalf of the Company or any Subsidiary (collectively, “Covered Persons”) nor, to the Company’s knowledge, any entity in which the Company holds an equity interest, has cultivated, produced, processed, imported or distributed any cannabis or cannabinoid product or has otherwise engaged in any direct or indirect dealings or transactions, in each case, involving the purchase or sale of cannabis or cannabinoid product by the Company or any of its controlled Subsidiaries in or to any jurisdiction where such activity is illegal (including the United States of America, its territories and possessions, any state of the United States and the District of Columbia). Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director of officer of the Company has any current intention to engage in any of the foregoing. Neither the Company nor any of the Subsidiaries has operated in or exported any cannabis or cannabinoid product to any jurisdiction except as disclosed in the Registration Statement and the Prospectuses. The Company and the Subsidiaries have instituted and maintained policies and procedures reasonably designed to ensure that the Company and the Subsidiaries do not carry on any activities in, or distribute any products to, any jurisdiction where such activities or products do not comply with Applicable Law in all material respects, and that the Company does not maintain investments in any entity that carries on any activities in, or distributes any products to, any jurisdiction where such activities or products do not comply with Applicable Law in all material respects.

(qq)            Regulatory Compliance. The Company and the Subsidiaries are in compliance in all material respects with all applicable rules, regulations and policies of Health Canada or any Governmental Authority in Canada or any other country with similar authority, performing similar functions and having jurisdiction over Company, the Subsidiaries or any of their businesses or property (collectively, the “Regulatory Agencies”).

(rr)              Research and Development. All product research and development activities, quality assurance, quality control, testing, and research and analysis activities, conducted by the Company and each Subsidiary in connection with their business is conducted in accordance with industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Company’s current business, , and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(ss)             Recalls. Except as disclosed in the Prospectus and Registration Statement and as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary has ever received any notice or communication from any customer or Government Authority (including Health Canada) alleging a material defect, an issue requiring a material recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Company or any Subsidiary to a customer and, to the Company’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company or any Subsidiary in respect of any products supplied or sold by the Company or any Subsidiary.

(tt)             PFIC Status. The Company was not a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for its most recently completed taxable year and, based on the Company’s current projected income, assets and activities, the Company does not expect to be classified as a PFIC for any subsequent taxable year.

(uu)           Stamp Taxes. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale of the Shares.

(vv)            Related Party Transactions. No relationship, direct or indirect, exists between or among any of the Company or any affiliate of the Company, on the one hand, and any director, officer, member, stockholder, customer or supplier of the Company or any affiliate of the Company, on the other hand, which is required by the Securities Act or Canadian Securities Laws to be disclosed by the Company under Applicable Law, which is not so disclosed in the Prospectuses. There are no outstanding loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company or any affiliate of the Company to or for the benefit of any of the officers or directors of the Company or any affiliate of the Company or any of their respective family members.

(ww)          Accounting System. The Company and each of the Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; (iii) are designed to provide reasonable assurance that receipts and expenditures of the Company and the Subsidiaries are being made only in accordance with authorizations of management and directors of the Company; and (iv) are designed to provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the assets of the Company and the Subsidiaries that could have a material effect on the annual consolidated financial statements or interim consolidated financial statements of the Company. Except as permitted by applicable rules and regulations or laws or except as disclosed in the Registration Statement and the Prospectuses, the Company believes that the Company’s internal control over financial reporting (as such term is defined under Canadian Securities Laws and applicable U.S. securities laws) is effective. Except as disclosed in the Registration Statement and the Prospectuses, since the end of the Company’s most recent audited fiscal year, there have been no new significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and there have been no changes in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is in compliance with the certification requirements under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings with respect to the Company’s annual and interim filings with the Canadian Qualifying Authorities.

(xx)             Labor Matters. (i) The Company is not party to or bound by any collective bargaining agreement with any labor organization; (ii) there is no union representation question existing with respect to the employees of the Company, and, to the knowledge of the Company, after due inquiry, no union organizing activities are taking place that, could, individually or in the aggregate, have a Material Adverse Effect; (iii) to the knowledge of the Company, after due inquiry, no union organizing or decertification efforts are underway or threatened against the Company; (iv) no labor strike, work stoppage, slowdown or other material labor dispute is pending against the Company, or, to the Company’s knowledge, after due inquiry, threatened against the Company; (v) there is no worker’s compensation liability, experience or matter that could be reasonably expected to have a Material Adverse Effect; (vi) except as disclosed in the Registration Statement and the Prospectuses, there is no material human rights or employment-related charge, complaint, grievance, investigation, unfair labor practice claim or inquiry of any kind, pending before any Governmental Authority against the Company that could, individually or in the aggregate, have a Material Adverse Effect; and (vii) to the knowledge of the Company, after due inquiry, no employee or agent of the Company has committed any act or omission giving rise to liability for any violation identified in subsection (vi) above, other than such acts or omissions that would not, individually or in the aggregate, have a Material Adverse Effect.

(yy)            Material Transactions. Except as disclosed in the Registration Statement and the Prospectuses, neither the Company nor any Subsidiary is currently party to any agreement in respect of (i) the purchase of any material property or assets or the sale, transfer or other disposition of any material property or assets currently owned, directly or indirectly, by the Company or the Subsidiaries whether by asset sale, transfer of shares or otherwise or (ii) the change of control of the Company or the Subsidiaries (whether by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or the Subsidiaries or otherwise).

Any certificate signed by any officer or representative of the Company or any of the Subsidiaries and delivered to the Agents or counsel for the Agents in connection with an issuance of Shares shall be deemed a representation and warranty by the Company to the Agents as to the matters covered thereby on the date of such certificate.

The Company acknowledges that the Agents and, for purposes of the opinions to be delivered pursuant to Section 4.(o) hereof, counsel to the Company and counsel to the Agents, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 3. ISSUANCE AND SALE OF COMMON SHARES

(a)               Sale of Securities. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may from time to time seek to sell Shares through any of the Agents, acting as sales agents, or directly to any of the Agents, acting as principals, as follows, with an aggregate Sales Price of up to the Maximum Program Amount, based on and in accordance with Issuance Notices as the Company may deliver, during the Agency Period.

(b)               Mechanics of Issuances.

(i)        Issuance Notice. Upon the terms and subject to the conditions set forth herein, on any Trading Day during the Agency Period on which the conditions set forth in Section 5.(a) and Section 5.(b) shall have been satisfied, the Company may exercise its right to request an issuance of Shares by delivering to any of the Agents an Issuance Notice; provided, however, that (A) in no event may the Company deliver an Issuance Notice to the extent that (I) the sum of (x) the aggregate Sales Price of the requested Issuance Amount, plus (y) the aggregate Sales Price of all Shares issued under all previous Issuance Notices effected pursuant to this Agreement, would exceed the Maximum Program Amount; and (B) prior to delivery of any Issuance Notice, the period set forth for any previous Issuance Notice shall have expired or been terminated. An Issuance Notice shall be considered delivered on the Trading Day that it is received by e-mail to the persons set forth in Schedule A hereto and confirmed by the Company by telephone (including a voicemail message to the persons so identified), with the understanding that, with adequate prior written notice, the Agents may modify the list of such persons from time to time.

(ii)       Agents Efforts. Upon the terms and subject to the conditions set forth in this Agreement, upon the receipt of an Issuance Notice, the receiving Agent will use its commercially reasonable efforts consistent with its normal sales and trading practices to place the Shares with respect to which the Agent has agreed to act as sales agent, subject to, and in accordance with the information specified in, the Issuance Notice, unless the sale of the Shares described therein has been suspended, cancelled or otherwise terminated in accordance with the terms of this Agreement. For the avoidance of doubt, the parties to this Agreement may modify an Issuance Notice at any time provided they both agree in writing to any such modification. The Agents, severally and not jointly, covenant that the Agents will not (nor will any affiliate thereof of person or company acting jointly or in concert therewith) over-allot Shares in connection with the distribution of Shares in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Shares in connection with such distribution.

(iii)       Method of Offer and Sale. The Shares may be offered and sold (A) in privately negotiated transactions with the consent of the Company; (B) as block transactions; (C) by the Canadian Agents, on the TSX or on any other “marketplace” (as such term is defined in NI 21-101 – Marketplace Operation (“NI 21-101”) in Canada (a “Canadian Marketplace”), (D) by the U.S. Agents, on the U.S. Market or on any other “marketplace” (as such term is defined in NI 21-101) in the United States, (D) by any other method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, or, subject to the provisions of the following sentence, sales made into any other existing trading market of the Common Shares, or (E) by any method permitted by law that constitutes an “at-the-market distribution” under NI 44-102, provided that any such offering or sale of the Shares made pursuant to this Section 3(b)(iii) is made in accordance with the terms and conditions of the Exemption and following August 31, 2020, the Amendments. Nothing in this Agreement shall be deemed to require either party to agree to the method of offer and sale specified in the preceding sentence, and (except as specified in clauses (A) and (B) above) the method of placement of any Shares by the Agents shall be at each Agent’s discretion. Each of the U.S. Agents, severally (and not jointly), covenants and agrees with the Company that (A) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Shares in Canada, and (B) it shall not sell Shares on the TSX or on any Canadian Marketplace. For the avoidance of doubt, none of the U.S. Agents is acting as an underwriter of the Shares in the Canadian Qualifying Jurisdictions and no action on the part of any of the U.S. Agents in its capacity as an Agent of the offering and sale of the Shares in the United States is intended to create any impression or support that it is acting as an underwriter of the Shares in the Canadian Qualifying Jurisdictions. Until such time as the Amendments come into force, the Canadian Agents, severally and not jointly, acknowledge and agree that the aggregate number of Shares sold on the TSX and all other Canadian Marketplaces on any Trading Day shall not exceed 25% of the total trading volume of the Shares on the TSX and all other Canadian Marketplaces on that Trading Day, and covenant not to sell the Shares in excess of that threshold.

(iv)       Confirmation to the Company. If acting as sales agent hereunder, each Agent will provide written confirmation to the Company no later than the opening of the Trading Day next following the Trading Day on which it has placed Shares hereunder setting forth the number of shares sold on such Trading Day, the corresponding Sales Price and the Issuance Price payable to the Company in respect thereof.

(v)       Settlement. Each issuance of Shares will be settled on the applicable Settlement Date for such issuance of Shares and, subject to the provisions of Section 5, on or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically issue and transfer the Shares being sold by crediting the relevant Agent or its designee’s account at The Depository Trust Company through its Deposit/Withdrawal At Custodian (DWAC) System for Shares sold in the United States and at CDS Clearing and Depositary Services Inc. through its CDSX system for Shares sold in Canada, or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Shares, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, the relevant Agent will deliver, by wire transfer of immediately available funds, the related Issuance Price in same day funds delivered to an account designated by the Company prior to the Settlement Date. The Company may sell Shares to either Agent as principal at a price agreed upon at each relevant time Shares are sold pursuant to this Agreement (each, a “Time of Sale”).

(vi)       Suspension or Termination of Sales. Consistent with standard market settlement practices, the Company or the Agents may, upon notice to the other party hereto in writing or by telephone (confirmed immediately by verifiable email), suspend any sale of Shares, and the period set forth in an Issuance Notice shall immediately terminate; provided, however, that (A) such suspension and termination shall not affect or impair either party’s obligations with respect to any Shares placed or sold hereunder prior to the receipt of such notice; (B) if the Company suspends or terminates any sale of Shares after the relevant Agent confirms such sale to the Company, the Company shall still be obligated to comply with Section 3.(b)(v) with respect to such Shares; and (C) if the Company defaults in its obligation to deliver Shares on a Settlement Date, the Company agrees that it will hold each Agent harmless against any loss, claim, damage or expense (including, without limitation, penalties, interest and reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company. The parties hereto acknowledge and agree that, in performing its obligations under this Agreement, each Agent may borrow Common Shares from stock lenders in the event that the Company has not delivered Shares to settle sales as required by subsection (v) above, and may use the Shares to settle or close out such borrowings. The Company agrees that no such notice shall be effective against either Agent unless it is made to the persons identified in writing by the Agents pursuant to Section 3.(b)(i).

(vii)       No Guarantee of Placement, Etc. The Company acknowledges and agrees that (A) there can be no assurance that the Agents will be successful in placing Shares; (B) the Agents will incur no liability or obligation to the Company or any other Person if they do not sell Shares; and (C) the Agents shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by the relevant Agent and the Company.

(viii)      Material Non-Public Information. Notwithstanding any other provision of this Agreement, the Company and the Agents agree that the Company shall not deliver any Issuance Notice to either Agent, and the Agents shall not be obligated to place any Shares, during any period in which the Company is in possession of material non-public information.

(c)               Fees. As compensation for services rendered, the Company shall pay to the relevant Agent, on the applicable Settlement Date, the Selling Commission for the applicable Issuance Amount (including with respect to any suspended or terminated sale pursuant to Section 3(b)(vi)) by such Agent deducting the Selling Commission from the applicable Issuance Amount.

(d)               Expenses. The Company agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the issuance and delivery of the Shares (including all printing and engraving costs); (ii) all fees and expenses of the registrar and transfer agent of the Shares; (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Shares; (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors; (v) all costs and expenses incurred in connection with the preparation and filing of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), the Prospectuses, any Free Writing Prospectus prepared by or on behalf of, used by, or referred to by the Company, and all amendments and supplements thereto, and this Agreement; (vi) all filing fees, attorneys’ fees and expenses incurred by the Company or the Agents in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the state securities or blue sky laws, and, if requested by the Agents, preparing and printing a “Blue Sky Survey” or memorandum, and any supplements thereto, advising the Agents of such qualifications, registrations, determinations and exemptions; (vii) the reasonable fees and disbursements of the Agents’ counsel, including the reasonable fees and expenses of counsel for the Agents in connection with, FINRA review, if any, and approval of the Agents’ participation in the offering and distribution of the Shares; (viii) the filing fees incident to FINRA review, if any; and (ix) the fees and expenses associated with listing the Shares on the U.S. Market and the TSX. The fees (including disbursements and non-refundable taxes) of Agents’ counsel pursuant to subsections (vi) and (vii) above shall not exceed US$100,000 in the aggregate.

Section 4. ADDITIONAL COVENANTS

The Company covenants and agrees with the Agents as follows, in addition to any other covenants and agreements made elsewhere in this Agreement:

(a)               Exchange Act Compliance; Canadian Securities Laws Compliance. During the Agency Period, the Company shall file, on a timely basis, with the Commission all reports and documents required to be filed under Section 13, 14 or 15 of the Exchange Act in the manner and within the time periods required by the Exchange Act and file, on a timely basis, with the Canadian Qualifying Authorities all reports and documents required to be filed pursuant to applicable Canadian Securities Laws, as appropriate; and include in its quarterly financial reporting on Form 6-K and its annual reports on Form 40-F (or Form 20-F), a summary detailing, for the relevant reporting period, (1) the gross proceeds raised from the sale of Shares by the Agents pursuant to this Agreement, (2) the number of Shares sold through the Agents pursuant to this Agreement, (3) the Selling Commission paid by the Company, and (4) the net proceeds received by the Company from such sales.

The Company will use commercially reasonable efforts to comply with all requirements imposed upon it by the Canadian Securities Laws as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Shares as contemplated by the provisions hereof, the Registration Statement and the Prospectuses.

(b)               Securities Act Compliance. After the date of this Agreement, the Company shall promptly advise the Agents in writing (i) of the receipt of any comments of, or requests for additional or supplemental information from, the Commission or the Canadian Qualifying Authorities; (ii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Prospectuses or any Free Writing Prospectus; (iii) of the time and date that any post-effective amendment to the Registration Statement becomes effective; and (iv) of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, or any amendment or supplement to the Prospectuses or of any order preventing or suspending the use of any Free Writing Prospectus or the Prospectuses, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from any securities exchange upon which they are listed for trading or included or designated for quotation, or of the threatening or initiation of any proceedings for any of such purposes. If the Commission or the Canadian Qualifying Authorities shall enter any such stop order at any time, the Company will use its best efforts to obtain the lifting of such order at the earliest possible moment. Additionally, the Company agrees that it shall comply with the provisions of Rule 424(b) and Rule 433, as applicable, under the Securities Act and will use its reasonable efforts to confirm that any filings made by the Company under such Rule 424(b) or Rule 433 were received in a timely manner by the Commission.

(c)               Amendments and Supplements to the Prospectus and Other Securities Act Matters. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses so that the Prospectuses do not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectuses are delivered to a purchaser, not misleading, or if in the opinion of the Agents or counsel for the Agents it is otherwise necessary to amend or supplement the Prospectuses to comply with the Securities Act and Canadian Securities Laws and the Company agrees (subject to Section 4(d) and 4(f)) that it will cause (i) each amendment or supplement to the U.S. Prospectuses to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectuses to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed, so that the statements in the Canadian Prospectuses as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances as amended or supplemented, will comply with Canadian Securities Laws. Neither the Agents’ consent to, or delivery of, any such amendment or supplement shall constitute a waiver of any of the Company’s obligations under Sections 4(d) and 4(f).

(d)               Agents’ Review of Proposed Amendments and Supplements. Prior to amending or supplementing the Registration Statement or the Prospectuses (excluding any amendment or supplement through incorporation of any report filed under the Exchange Act or relating solely to an offering of securities other than the Shares), the Company shall furnish to the Agents for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Agents’ prior consent (such consent not to be unreasonably withheld, conditioned or delayed), and to file with the Commission or Canadian Qualifying Authorities, as applicable, within the applicable period specified under the Securities Act or applicable Canadian Securities Laws, any prospectus required to be filed thereunder.

(e)               Use of Free Writing Prospectus. Neither the Company nor the Agents have prepared, used, referred to or distributed, or will prepare, use, refer to or distribute, without the other party’s prior written consent, any “written communication” that constitutes a “free writing prospectus” as such terms are defined in Rule 405 under the Securities Act with respect to the offering contemplated by this Agreement (any such free writing prospectus being referred to herein as a “Free Writing Prospectus”). The Company has not provided any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) to any potential investors in the Common Shares.

(f)                Free Writing Prospectuses. The Company shall furnish to the Agents for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto with respect to the offering contemplated by this Agreement to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Agents’ consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall furnish to the Agents, without charge, as many copies of any free writing prospectus prepared by or on behalf of, or used by the Company, as the Agents may reasonably request. If at any time when a prospectus is required by the Securities Act (including, without limitation, pursuant to Rule 173(d)) to be delivered in connection with sales of the Shares (but in any event if at any time through and including the date of this Agreement) there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Agents for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Agents’ consent (such consent not to be unreasonably withheld, conditioned or delayed).

(g)               Filing of Agent Free Writing Prospectuses. The Company shall not to take any action with respect to the offering contemplated by this Agreement that would result in the Agents or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(h)               Copies of Registration Statement and Prospectus. After the date of this Agreement through the last time that a prospectus is required by the Securities Act (including, without limitation, pursuant to Rule 173(d)) to be delivered in connection with sales of the Shares, the Company agrees to furnish the Agents with copies (which may be electronic copies) of the Registration Statement and each amendment thereto, and with copies of the Prospectuses and each amendment or supplement thereto in the form in which it is filed with the Commission pursuant to the Securities Act or Canadian Qualifying Authorities, as applicable, both in such quantities as the Agents may reasonably request from time to time; and, if the delivery of a U.S. Prospectus is required under the Securities Act or under the blue sky or securities laws of any jurisdiction at any time on or prior to the applicable Settlement Date for any period set forth in an Issuance Notice in connection with the offering or sale of the Shares and if at such time any event has occurred as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectuses are delivered, not misleading, or, if for any other reason it is necessary during such same period to amend or supplement the Prospectuses or to file under the Exchange Act any document incorporated by reference in the Prospectuses in order to comply with the Securities Act or the Exchange Act, to notify the Agents and to request that the Agents suspend offers to sell Shares (and, if so notified, the Agents shall cease such offers as soon as practicable); and if the Company decides to amend or supplement the Registration Statement or the Prospectuses as then amended or supplemented, to advise the Agents promptly by telephone (with confirmation in writing) and to prepare and cause to be filed promptly with the Commission and if necessary the Canadian Qualifying Authorities, an amendment or supplement to the Registration Statement or the Prospectuses as then amended or supplemented that will correct such statement or omission or effect such compliance; provided, however, that if during such same period the Agents are required to deliver a prospectus in respect of transactions in the Shares, the Company shall promptly prepare and file with the Commission or Canadian Qualifying Authorities, as applicable, such an amendment or supplement.

(i)                 Blue Sky Compliance. The Company shall cooperate with the Agents and counsel for the Agents to qualify or register the Shares for sale under (or obtain exemptions from the application of) the state securities or blue sky laws of those jurisdictions designated by the Agents, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation. The Company will advise the Agents promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

(j)                 Listing; Reservation of Shares. (a) The Company will use reasonable best efforts to maintain the listing of the Shares on the U.S. Market and the TSX; and (b) the Company will reserve and keep available at all times, free of preemptive rights, Shares for the purpose of enabling the Company to satisfy its obligations under this Agreement.

(k)               Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares.

(l)                 Due Diligence. During the term of this Agreement, the Company will reasonably cooperate with any reasonable due diligence review conducted by the Agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during normal business hours and at the Company’s principal offices, as the Agents may reasonably request from time to time.

(m)             Representations and Warranties. The Company acknowledges that each delivery of an Issuance Notice and each delivery of Shares on a Settlement Date shall be deemed to be (i) an affirmation to the Agents that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such Issuance Notice or of such Settlement Date, as the case may be, as though made at and as of each such date, except as may be disclosed in the Prospectuses (including any documents incorporated by reference therein and any supplements thereto); and (ii) an undertaking that the Company will advise the Agents if any of such representations and warranties will not be true and correct as of the Settlement Date for the Shares relating to such Issuance Notice, as though made at and as of each such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented relating to such Shares).

(n)               Deliverables at Triggering Event Dates; Certificates. The Company agrees that on or prior to the date of the first Issuance Notice and, during the term of this Agreement after the date of the first Issuance Notice, upon:

(A)       the filing of an amendment or supplement of any Registration Statement or Prospectus (other than a prospectus supplement relating solely to an offering of securities other than the Shares or a prospectus filed pursuant to Section 4(b)(ii)), by means of a post-effective amendment, sticker or supplement, but not by means of incorporation of documents by reference into the Registration Statement or Prospectuses; or

(B)       the filing with the Commission of an Annual Report on Form 40-F (or Form 20-F) or quarterly financial information on Form 6-K (including any such filings that contain amended financial information or a material amendment to the previously filed annual report on Form 40-F (or Form 20-F) or quarterly financial information on Form 6-K), or equivalent filings in Canada, in each case, of the Company;

(any such event, a “Triggering Event Date”), the Company shall furnish the Agents with a certificate as of the Triggering Event Date, in the form and substance satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement and the Prospectuses as amended or supplemented, (A) confirming that the representations and warranties of the Company contained in this Agreement are true and correct, (B) that the Company has performed all of its obligations hereunder to be performed on or prior to the date of such certificate and as to the matters set forth in Section 5.(a)(iii) hereof, and (C) containing any other certification that the Agents shall reasonably request. The requirement to provide a certificate under this Section 4(n) shall be waived for any Triggering Event Date occurring at a time when no Issuance Notice is pending or a suspension is in effect, which waiver shall continue until the earlier to occur of the date the Company delivers instructions for the sale of Shares hereunder (which for such calendar quarter shall be considered a Triggering Event Date) and the next occurring Triggering Event Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Triggering Event Date when a suspension was in effect and did not provide the Agents with a certificate under this Section 4(n), then before the Company delivers the instructions for the sale of Shares or either Agent sells any Shares pursuant to such instructions, the Company shall provide the Agents with a certificate in conformity with this Section 4(n) dated as of the date that the instructions for the sale of Shares are issued.

(o)               Legal Opinions. On or prior to the date of the first Issuance Notice and within five (5) Trading Days of each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(n) for which no waiver is applicable and excluding the date of this Agreement, (i) a negative assurances letter and the written legal opinion of DLA Piper LLP (US), United States counsel to the Company, and (ii) a written legal opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Company, each dated the date of delivery, in form and substance reasonably satisfactory to Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement and the Prospectuses as then amended or supplemented; provided, however, the Company shall be required to furnish no more than one opinion hereunder per calendar quarter. In lieu of such opinions for subsequent periodic filings, in the discretion of the Agents, the Company may furnish a reliance letter from such counsel to the Agents, permitting the Agents to rely on a previously delivered opinion letter, modified as appropriate for any passage of time or Triggering Event Date (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended or supplemented as of such Triggering Event Date). In addition, Agents shall have received a negative assurance letter of Goodwin Procter LLP, United States counsel to the Agents.

(p)               Comfort Letter. On or prior to the date of the first Issuance Notice and within five (5) Trading Days of each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(n) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause PricewaterhouseCoopers LLP, the independent registered public accounting firm who has audited the financial statements incorporated by reference in the Registration Statement or the Prospectuses, to furnish the Agents a comfort letter, dated the date of delivery, in form and substance reasonably satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel; provided, however, that any such comfort letter will only be required on the Triggering Event Date specified to the extent that it contains consolidated financial statements filed with the Commission under the Exchange Act or with the Canadian Qualifying Authorities and incorporated or deemed to be incorporated by reference into the Prospectuses. If requested by the Agents, the Company shall also cause a comfort letter to be furnished to the Agents within ten (10) Trading Days of the date of occurrence of any material transaction or event requiring the filing of a report on Form 6-K containing material amended financial information of the Company, including the restatement of the Company’s consolidated financial statements. The Company shall be required to furnish no more than one comfort letter hereunder per calendar quarter.

(q)               Secretary’s Certificate. On or prior to the date of the first Issuance Notice and within five (5) Trading Days of each Triggering Event Date, the Company shall furnish the Agents a certificate executed by the Secretary of the Company, signing in such capacity, dated the date of delivery (i) certifying that attached thereto are true and complete copies of the resolutions duly adopted by the Board of Directors of the Company authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the issuance of the Shares pursuant to this Agreement), which authorization shall be in full force and effect on and as of the date of such certificate, (ii) certifying and attesting to the office, incumbency, due authority and specimen signatures of each Person who executed this Agreement for or on behalf of the Company, and (iii) containing any other certification that the Agents shall reasonably request.

(r)                CFO Certificate. On or prior to the date of the first Issuance Notice and within three (3) Trading Days of each Triggering Event Date, if requested by the Agents, the Company shall furnish the Agents a certificate of the Chief Financial Officer of the Company with respect to certain financial information contained in the Prospectuses, in a form reasonably satisfactory to Agents.

(s)               Agents’ Own Account; Clients’ Account. The Company consents to each Agent trading, in compliance with Applicable Law and subject to Section 3(b)(ii), in the Common Shares for each Agent’s own account and for the account of its clients at the same time as sales of the Shares occur pursuant to this Agreement.

(t)                Investment Limitation. The Company shall not invest, or otherwise use the proceeds received by the Company from its sale of the Shares in such a manner as would require the Company or any of the Subsidiaries to register as an investment company under the Investment Company Act.

(u)               Market Activities. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares or any other reference security, whether to facilitate the sale or resale of the Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M and substantively equivalent provisions under Canadian Securities Laws. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Agents (or, if later, at the time stated in the notice), the Company will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the Commission) did apply. The Company shall promptly notify the Agents if it no longer meets the requirements set forth in Section (d) of Rule 102.

(v)               Notice of Other Sale. Without the written consent of the Agents, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares or securities convertible into or exchangeable for Common Shares (other than Shares hereunder), warrants or any rights to purchase or acquire Common Shares, during the period beginning on the third Trading Day immediately prior to the date on which any Issuance Notice is delivered to each Agent hereunder and ending on the third Trading Day immediately following the Settlement Date with respect to Shares sold pursuant to such Issuance Notice; provided, however, that such restriction will not be required in connection with the Company’s (i) issuance or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to any employee or director share option, incentive or benefit plan, share purchase or ownership plan, long-term incentive plan, dividend reinvestment plan, inducement award under the U.S. Market or TSX rules or other compensation plan of the Company or the Subsidiaries, as in effect on the date of this Agreement or otherwise adopted and notice thereof having been provided to the Agent prior to the applicable Issuance Notice having been delivered, (ii) issuance or sale of Common Shares issuable upon exchange, conversion or redemption of securities or the exercise or vesting of warrants, options or other equity awards outstanding at the date of this Agreement or otherwise granted or issued and notice thereof having been provided to the Agent prior to the applicable Issuance Notice having been delivered, (iii) issuance or sale of Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations, joint ventures or strategic alliances occurring after the date of this Agreement which are not used for capital raising purposes and (iv) modification of any outstanding options, warrants of any rights to purchase or acquire Common Shares.

Section 5. CONDITIONS TO DELIVERY OF ISSUANCE NOTICES AND TO SETTLEMENT

(a)          Conditions Precedent to the Right of the Company to Deliver an Issuance Notice and the Obligation of the Agents to Sell Shares. The right of the Company to deliver an Issuance Notice hereunder is subject to the satisfaction, on the date of delivery of such Issuance Notice, and the obligation of each Agent to use its commercially reasonable efforts to place Shares during the applicable period set forth in the Issuance Notice is subject to the satisfaction, on each Trading Day during the applicable period set forth in the Issuance Notice, of each of the following conditions:

(i)	Accuracy of the Company’s Representations and Warranties; Performance by the Company. The Company shall have delivered the certificate required to be delivered pursuant to Section 4(n) on or before the date on which delivery of such certificate is required pursuant to Section 4(n). The Company shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to such date, including, but not limited to, the covenants contained in Section 4.(l), Section 4(o) and Section 4(p).

(ii)	No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any Governmental Authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby that prohibits or directly and materially adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by this Agreement.

(iii)	Material Adverse Changes. Except as disclosed in the Prospectuses and the Time of Sale Information, (a) in the judgment of the Agents there shall not have occurred any Material Adverse Change; and (b) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any securities of the Company or any of the Subsidiaries by any “nationally recognized statistical rating organization” as such term is defined for purposes of Section 3(a)(62) of the Exchange Act that has been retained by the Company.

(iv)	No Suspension of Trading in or Delisting of Common Shares; Other Events. The trading of the Common Shares (including without limitation the Shares) shall not have been suspended by the Commission, the Canadian Qualifying Jurisdictions, the U.S. Market, the TSX or FINRA and the Common Shares (including without limitation the Shares) shall have been approved for listing or quotation on and shall not have been delisted from the U.S. Market or the TSX. There shall not have occurred (and be continuing in the case of occurrences under clauses (i) and (ii) below) any of the following: (i) trading or quotation in any of the Company’s securities shall have been suspended or limited by the Commission or by the U.S. Market or the TSX or trading in securities generally on the Nasdaq Stock Market, the New York Stock Exchange, or the TSX, including each of their constituent markets, shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the Commission, the Canadian Qualifying Jurisdictions or FINRA; (ii) a general banking moratorium shall have been declared by any of United States, Canadian or New York authorities; or (iii) there shall have occurred any outbreak or escalation of national or international hostilities or any crisis or calamity, or any change in the United States, Canadian or international financial markets, or any substantial change or development involving a prospective substantial change in United States’, Canada’s or international political, financial or economic conditions, as in the judgment of the Agents is material and adverse and makes it impracticable to market the Shares in the manner and on the terms described in the Prospectuses or to enforce contracts for the sale of securities.

(viii)	Approval for Listing. The Shares shall have been (i) approved for listing on the U.S. Market, subject only to notice of issuance; and (ii) conditionally approved for listing on the TSX, subject only to fulfilling customary conditions with the TSX.

(ix)	No Termination Event. There shall not have occurred any event that would permit the Agents to terminate this Agreement pursuant to Section 7.

(b)               Documents Required to be Delivered on each Issuance Notice Date. The Agents’ obligation to use their commercially reasonable efforts to place Shares hereunder shall additionally be conditioned upon the delivery to the Agents on or before the Issuance Notice Date of a certificate in form and substance reasonably satisfactory to the Agents, executed by the Chief Executive Officer or Chief Financial Officer of the Company, to the effect that all conditions to the delivery of such Issuance Notice shall have been satisfied as at the date of such certificate (which certificate shall not be required if the foregoing representations shall be set forth in the Issuance Notice).

(c)               No Misstatement or Material Omission. Agents shall not have advised the Company that the Registration Statement, the Prospectus or the Time of Sale Information, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agents’ reasonable opinion is material, or omits to state a fact that in the Agents’ reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

Section 6. INDEMNIFICATION AND CONTRIBUTION

(a)               Indemnification of the Agents. The Company agrees to indemnify and hold harmless each Agent, its officers and employees, and each person, if any, who controls each Agent within the meaning of the Securities Act or the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which each Agent or such officer, employee or controlling person may become subject, under the Securities Act, the Exchange Act, Canadian Securities Laws, other federal or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Shares have been offered or sold or at common law or otherwise (including in settlement of any litigation), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectuses, or any amendment thereto, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any Free Writing Prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the Prospectuses (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) any act or failure to act or any alleged act or failure to act by the Agents in connection with, or relating in any manner to, the Common Shares or the offering contemplated hereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon any matter covered by clause (i) or (ii) above, provided that the Company shall not be liable under this clause (iii) to the extent that a court of competent jurisdiction shall have determined by a final judgment that such loss, claim, damage, liability or action resulted directly from any such acts or failures to act undertaken or omitted to be taken by an Agent through its bad faith or willful misconduct, and to reimburse the Agents and each such officer, employee and controlling person for any and all expenses (including the reasonable fees and disbursements of counsel chosen by the Agents) as such expenses are reasonably incurred by the Agents or such officer, employee or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Agents expressly for use in the Registration Statement, any such Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by the Agents to the Company consists of the names of the Agents. The indemnity agreement set forth in this Section 6.(a) shall be in addition to any liabilities that the Company may otherwise have.

(b)               Notifications and Other Indemnification Procedures. Promptly after receipt by an indemnified party under this Section 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 6, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise than under the indemnity agreement contained in this Section 6 or to the extent it is not prejudiced as a proximate result of such failure. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party’s election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel (together with local counsel), representing the indemnified parties who are parties to such action), which counsel (together with any local counsel) for the indemnified parties shall be selected by the Agents (in the case of counsel for the indemnified parties referred to in Section 6.(a) above), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party and shall be paid as they are incurred.

(c)               Settlements. The indemnifying party under this Section 6 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 6.(b) hereof, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request; and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding.

(d)            Contribution. If the indemnification provided for in this Section 6 is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Agents, on the other hand, from the offering of the Shares pursuant to this Agreement; or (ii) if the allocation provided by clause (i) above is not permitted by Applicable Law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Agents, on the other hand, in connection with the offering of the Shares pursuant to this Agreement shall be deemed to be in the same respective proportions as the total gross proceeds from the offering of the Shares (before deducting expenses) received by the Company bear to the total Selling Commissions received by the Agents. The relative fault of the Company, on the one hand, and the Agents, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or the Agents, on the other hand, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 6.(b), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in Section 6.(b) with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this Section 6.(d); provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 6.(b) for purposes of indemnification.

The Company and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 6.(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6.(d).

Notwithstanding the provisions of this Section 6.(d), the Agents shall not be required to contribute any amount in excess of the agent fees received by the Agents in connection with the offering contemplated hereby. The Agents’ respective obligations to contribute pursuant to this Section 6(d) are several in proportion to the respective number of Shares they have sold hereunder, and not joint. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 6.(d), each officer and employee of the Agents and each person, if any, who controls each Agent within the meaning of the Securities Act or the Exchange Act shall have the same rights to contribution as the Agents, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company with the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as the Company.

Section 7. TERMINATION & SURVIVAL

(a)            Term. Subject to the provisions of this Section 7, the term of this Agreement shall continue from the date of this Agreement until the date on which the Agents have placed the Maximum Program Amount, unless earlier terminated by the parties to this Agreement pursuant to this Section 7.

(b)           Termination; Survival Following Termination.

(i)	Any of the Agents or the Company may terminate this Agreement in their sole discretion prior to the date on which the Agents have placed the Maximum Program Amount, by giving written notice as required by this Agreement, upon one Trading Days’ notice to the other party; provided that, (A) if the Company terminates this Agreement after the relevant Agent confirms to the Company any sale of Shares, the Company shall remain obligated to comply with Section 3.(b)(v) with respect to such Shares and (B) Section 2, Section 6, Section 7 and Section 8 shall survive termination of this Agreement. If termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall nevertheless settle in accordance with the terms of this Agreement.

(ii) In addition to the survival provision of Section 7.(b)(i), the respective indemnities, agreements, representations, warranties and other statements of the Company, of its officers and of the Agents set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Agents or the Company or any of its or their partners, officers or directors or any controlling person, as the case may be, and, anything herein to the contrary notwithstanding, will survive delivery of and payment for the Shares sold hereunder and any termination of this Agreement.

Section 8. MISCELLANEOUS

(a)            Press Releases and Disclosure. The Company shall issue a press release describing the material terms of the transactions contemplated hereby as soon as practicable following the date of this Agreement, and may file with the Commission a Form 6-K, with this Agreement attached as an exhibit thereto, and make similar filings in Canada, describing the material terms of the transactions contemplated hereby, and the Company shall consult with the Agents prior to making such disclosures, and the parties hereto shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosures that is reasonably satisfactory to all parties hereto. No party hereto shall issue thereafter any press release or like public statement (including, without limitation, any disclosure required in reports filed with the Commission pursuant to the Exchange Act) related to this Agreement or any of the transactions contemplated hereby without the prior written approval of the other party hereto, except as may be necessary or appropriate in the reasonable opinion of the party seeking to make disclosure to comply with the requirements of Applicable Law or stock exchange rules. If any such press release or like public statement is so required, the party making such disclosure shall consult with the other party prior to making such disclosure, and the parties shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosure that is reasonably satisfactory to all parties hereto.

(b)           No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (i) the transactions contemplated by this Agreement, including the determination of any fees, are arm’s-length commercial transactions between the Company and the Agents, (ii) when acting as a principal under this Agreement, each Agent is and has been acting solely as a principal is not the agent or fiduciary of the Company, or its stockholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will assume an advisory or fiduciary responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Agents have advised or are currently advising the Company on other matters) and the Agents do not have any obligation to the Company with respect to the transactions contemplated hereby except the obligations expressly set forth in this Agreement, (iv) each of the Agents and its respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (v) none of the Agents has provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(c)            Research Analyst Independence. The Company acknowledges that each Agent’s research analysts and research departments are required to and should be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and as such the Agents’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company or the offering that differ from the views of their respective investment banking divisions. The Company understands that each Agent is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

(d)           Notices. All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

If to the U.S. Agents:

Canaccord Genuity LLC

99 High Street, 11th Floor

Boston, MA 02110

Attention: General Counsel

Electronic Mail: aviles@cgf.com

Jefferies LLC

520 Madison Avenue

New York, NY 10022

Attention: General Counsel

Electronic Mail: sgreen@jefferies.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

Attention: Thomas S. Levato

Electronic Mail: tlevato@goodwinlaw.com

If to the Canadian Agents:

Canaccord Genuity Corp.

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Attention: Ron Sedran, Managing Director, Equity Capital Markets

Electronic Mail: rsedran@cgf.com

Jefferies Securities, Inc.

161 Bay Street, Suite 2600

Toronto, Ontario M5J 2S1

Attention: General Counsel

Electronic Mail: jwhyte@jefferies.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

855 2nd Street SW

Calgary, Alberta T2P 4J8

Attention: Chad Schneider

Electronic Mail: chad.schneider@blakes.com

If to the Company:

Aphria Inc.

1 Adelaide Street East.

Toronto, Ontario M5C 1J4

Canada

Attention: Carl Merton and Christelle Gedeon

Electronic Mail: Carl.Merton@aphria.com and Christelle.Gedeon@aphria.com with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 10020
Attention: Christopher P. Giordano and Stephen Alicanti

Electronic Mail: Christopher.giordano@dlapiper.com and

Stephen.Alicanti@dlapiper.com

with a further copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Bay Adelaide Centre, Box 20

Toronto, Ontario

M5H 2T6

Attention: Alex Nikolic

Electronic Mail: anikolic@fasken.com

Any party hereto may change the address for receipt of communications by giving written notice to the others in accordance with this Section 8.(d).

(e)            Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 6, and in each case their respective successors, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Shares as such from the Agents merely by reason of such purchase.

(f)             Adjustment for Share Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event with respect to the Shares.

(g)           Partial Unenforceability. The invalidity or unenforceability of any Article, Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Article, Section, paragraph or provision hereof. If any Article, Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

(h)            Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the Province of Ontario and the federal laws of Canada applicable therein applicable to agreements made and to be performed in such province. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in an Ontario Court, and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court, as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Ontario Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 8(h) shall survive any termination of this Agreement, in whole or in part.

(i)             Judgment Currency. The Company agrees to indemnity each Agent, its directors, officers and affiliates and each person, if any, who controls such Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being given or made for any amount due herein or such judgment or order being expressed and paid in currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purposes of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(j)             General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by facsimile transmission or by electronic delivery of a portable document format (PDF) file. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Article and Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

[Signature Page Immediately Follows]

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms

Very truly yours,

Aphria Inc.

By:	/s/ Carl Merton
Name: Carl Merton
Title: Chief Financial Officer

The foregoing Agreement is hereby confirmed and accepted by the Agents as of the date first above written.

CANACCORD GENUITY CORP.

By:	/s/ Ron Sedran
Name: Ron Sedran
Title: Managing Director

CANACCORD GENUITY LLC

By:	/s/ P. Thomas Pollard
Name: P. Thomas Pollard
Title: Managing Director

JEFFERIES SECURITIES, INC.

By:	/s/ Jeffrey Whyte
Name: Jeffrey Whyte
Title: General Counsel Investment Banking Managing Director

JEFFERIES LLC

By:	/s/ Ariella Tolkin
Name: Ariella Tolkin
Title: Managing Director

EXHIBIT A

ISSUANCE NOTICE

[Date]

To: [_______]

Attn: [__________]

Reference is made to the Equity Distribution Agreement between Aphria Inc. (the “Company”) and Canaccord Genuity Corp., Canaccord Genuity LLC, Jefferies Securities, Inc. and Jefferies LLC (the “Agents”) dated as of July 29, 2020. The Company confirms that all conditions to the delivery of this Issuance Notice are satisfied as of the date hereof.

Date of Delivery of Issuance Notice (determined pursuant to Section 3.(b)(i)):

Issuance Amount (equal to the total Sales Price for such Shares):

US$

Number of days in selling period:

First date of selling period:

Last date of selling period:

Settlement Date(s) if other than standard T+2 settlement:

Floor Price Limitation: US$____ per share

Comments:

By:
Name:
Title:

A-1

Schedule A

Notice Parties

The Company

Carl Merton	Carl.Merton@aphria.com

Chirstelle Gedeon	Chirstelle.Gedeon@aphria.com

Canaccord Genuity Corp.

Ron Sedran	RSedran@canaccordgenuity.com

Steve Winokur	SWinokur@canaccordgenuity.com

Emily Jameson	EJameson@canaccordgenuity.com

Canaccord Genuity LLC

Brian O’Connor	boconnor@cgf.com

Jennifer Pardi	jpardi@cgf.com

Michael Wright	mwright@cgf.com

Jefferies Securities, Inc.

Don Lynaugh	dlynaugh@jefferies.com

Mike Magarro	mmagarro@jefferies.com

Jefferies LLC

Jack Fabbri	jfabbri@jefferies.com

Mike Magarro	mmagarro@jefferies.com

Don Lynaugh	dlynaugh@jefferies.com

Schedule B

Subsidiaries

Subsidiaries	Jurisdiction of incorporation	Ownership interest[1]
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
ARA – Avanti Rx Analytics Inc.	Ontario, Canada	100%
FL Group S.r.l.	Italy	100%
ABP, S.A.	Argentina	100%
Nuuvera Deutschland GmbH	Germany	100%
Aphria Rx GmbH	Germany	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research and Development GmbH	Germany	100%
Aphria Wellbeing GmbH	Germany	100%
Marigold Projects Jamaica Limited	Jamaica	95%[2]
ASG Pharma Ltd.	Malta	100%
ColCanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
1974568 Ontario Ltd.	Ontario, Canada	51%

[1] The Company defines ownership interest as the interest in which the Company is entitled to a proportionate share of net income. Legal ownership of some subsidiaries differ from ownership interest shown above.

[2] The Company holds 49% of the issued and outstanding shares of Marigold Projects Jamaica Limited, through wholly owned subsidiary Marigold Acquisitions Inc. The Company holds rights through a licensing agreement to 95% of the results of operations of Marigold Projects Jamaica Limited.